SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D
                    UNDER THE SECURITIES EXCHANGE ACT OF 1934


                                 TCI MUSIC, INC.
                                (Name of Issuer)


              SERIES A CONVERTIBLE PREFERRED STOCK, $.01 PAR VALUE
                        (Title of Classes of Securities)



                                   87229N 20 0
                                 (CUSIP Number)

                               John G. Igoe, Esq.
                                Edwards & Angell
                               250 Royal Palm Way
                              Palm Beach, FL 33480
                                 (561) 833-7700
            (Name, address and telephone number of person authorized
                     to receive notices and communications)


                                DECEMBER 16, 1997
             (Date of Event which requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b) (3) or (4), check the following box: ______

CUSIP No. 87229N 20 0

1.      Name of reporting person
        S.S. or I.R.S. Identification No. of above person

        CEA Investors Partnership II, Ltd.
        Employer I.D. No.: 59-2881170

2.      Check the appropriate box if a member of a group*
                                                                         (a) [X]
                                                                         (b) [ ]

3.      SEC Use Only


4.      Source of Funds*

        00

5.      Check Box if Disclosure of Legal Proceedings is
        Required Pursuant to Items 2(d) or 2(e)                              [ ]


6.      Citizenship or Place of Organization

        Florida

      Number of Shares Beneficially Owned        7.    Sole Voting Power
      By Each Reporting Person With                        315,484
                                                 8.    Shared Voting Power
                                                            -0-
                                                 9.    Sole Dispositive Power
                                                            315,484
                                                10.    Shared Dispositive Power
                                                             -0-

11.     Aggregate Amount Beneficially Owned by Each Reporting Person

        315,484

12.     Check Box if the Aggregate Amount in Row (11) Excludes
        Certain Shares*                                                      [ ]

13.     Percent of Class Represented by Amount in Row (11)

            18.1%


14.     Type of Reporting Person*

        PN (Limited)

CUSIP No. 87229N 20 0

1.      Name of reporting person
        S.S. or I.R.S. Identification No. of above person

        CEA Investors, Inc.
        Employer I.D. No.: 59-2827410

2.      Check the appropriate box if a member of a group*
                                                                         (a) [X]
                                                                         (b) [ ]

3.      SEC Use Only



4.      Source of Funds*

        00


5.      Check Box if Disclosure of Legal Proceedings is
        Required Pursuant to Items 2(d) or 2(e)                              [ ]


6.      Citizenship or Place of Organization

        Florida

      Number of Shares Beneficially Owned        7.     Sole Voting Power
      By Each Reporting Person With                            315,484-
                                                 8.     Shared Voting Power
                                                                 -0-
                                                 9.     Sole Dispositive Power
                                                               315,484
                                                 10.    Shared Dispositive Power
                                                                -0-

11.     Aggregate Amount Beneficially Owned by Each Reporting Person

        315,484

12.     Check Box if the Aggregate Amount in Row (11) Excludes
        Certain Shares*                                                      [ ]

13.     Percent of Class Represented by Amount in Row (11)

        18.1%

14.     Type of Reporting Person*

        CO

CUSIP No. 87229N 20 0

1.      Name of reporting person
        S.S. or I.R.S. Identification No. of above person

        J. Patrick Michaels, Jr.
        Social Security No.:  ###-##-####

2.      Check the appropriate box if a member of a group*
                                                                        (a)  [X]
                                                                        (b)  [ ]

3.      SEC Use Only


4.      Source of Funds*

        00

5.      Check Box if Disclosure of Legal Proceedings is
        Required Pursuant to Items 2(d) or 2(e)                              [ ]


6.      Citizenship or Place of Organization

        United States

      Number of Shares Beneficially Owned        7.     Sole Voting Power
      By Each Reporting Person With                            320,496
                                                 8.     Shared Voting Power
                                                               883
                                                 9.     Sole Dispositive Power
                                                               320,496
                                                 10.    Shared Dispositive Power
                                                               883

11.     Aggregate Amount Beneficially Owned by Each Reporting Person

        321,379

12.     Check Box if the Aggregate Amount in Row (11) Excludes
        Certain Shares*                                                      [ ]

13.     Percent of Class Represented by Amount in Row (11)

        18.4%

14.     Type of Reporting Person*

        IN

 ITEM 1.  SECURITY AND ISSUER.

This Statement on Schedule 13D relates to the Series A Convertible Preferred Stock, $.01 par value per share (the "Series A Preferred Stock"), of TCI Music, Inc., a Delaware corporation (the "Company"). The Company's principal executive offices are located at 8101 East Prentice Avenue, Suite 500, Englewood, CO 80111.

ITEM 2.  IDENTITY AND BACKGROUND.

This Statement is jointly filed by CEA Investors Partnership II, Ltd., CEA Investors, Inc., and J. Patrick Michaels, Jr. (collectively, the "Filing
Persons"),  pursuant  to the Joint  Filing  Agreement  filed as  Exhibit  99.0.1 hereto.

CEA Investors Partnership II, Ltd. ("CEA II") is a Florida limited partnership, the principal business of which was, until December 16, 1997, to serve as a general partner of StarNet/CEA II Partners, a now-dissolved general partnership that was formed for the purpose of holding shares of the capital stock of The Box Worldwide, Inc. (formerly known as Video Jukebox Network, Inc.) (the "Box"). Since December 16, 1997, the principal business of CEA II has been to hold title to and otherwise deal with the assets distributed by StarNet/CEA II Partners pursuant to its dissolution.

CEA Investors, Inc. ("CEA Investors") is a Florida corporation. The principal business of CEA Investors is serving as the sole general partner of CEA II.

J. Patrick Michaels, Jr. ("Michaels") is a U.S. citizen and the sole director and President of CEA Investors. Michaels is the sole trustee of The J. Patrick Michaels, Jr. Family Trust, the sole stockholder of CEA Investors. The principal business occupation of Michaels is Chairman of the Board and Chief Executive Officer of Communications Equity Associates, Inc., a Florida corporation, engaged in brokerage, investment banking, mergers and acquisitions in the communications industry. The principal business address of Communications Equity Associates, Inc. is 101 East Kennedy Boulevard, Suite 3300, Tampa, FL 33602.

     In addition to the Filing Persons, David Burns ("Burns") is a person enumerated in Instruction C to this Schedule as to which the information called for in Items 2 through 6 of this Schedule must be given. Burns is a U.S. citizen and the Executive Vice President of CEA Investors. The principal business occupation of Burns is as Executive Vice President and Chief Operating Office of Communications Equity Associates, Inc.

The principal office and address of the principal business of each of the Filing Persons and Burns is 101 East Kennedy Boulevard, Suite 3300, Tampa, FL 33602.

During the last five years, none of the Filing Persons or Burns (i) has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws, or finding any violation with respect to such laws.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

In August 1993, CEA II and StarNet Interactive Entertainment, Inc. formed StarNet/CEA II Partners, a Delaware general partnership, to acquire a controlling interest in the outstanding common stock of the Box and to exercise control over the Box's management. For information regarding the Filing Persons' original acquisition of the beneficial ownership of shares of the common stock of the Box, and subsequent transactions with respect to such shares, see the Statement on Schedule 13D filed by the Filing Persons with respect the Box on July 27, 1993, as amended to date by Amendment Nos. 1 through 23 thereto.

The Company, TCI Music Acquisition Sub, Inc., a Florida corporation and a wholly owned subsidiary of the Company ("Acquisition Sub"), and the Box entered into an Agreement and Plan of Merger dated August 12, 1997 (the "Merger Agreement"). Pursuant to the Merger Agreement, Acquisition Sub was to merge with and into the Box, with the Box becoming the surviving corporation (the "Merger"). At a Special Meeting of Stockholders of the Box held on December 16, 1997, the stockholders of the Box approved and adopted the Merger Agreement, and the Merger was thereafter consummated. Upon consummation of the Merger, each share of Box common stock outstanding immediately prior to the Merger, including the shares of Box common stock beneficially owned by the Filing Persons, was converted into the right to receive (i) a fraction of a share of Series A Convertible Preferred Stock, equal to the quotient (calculated to the nearest hundredth) of $1.50 divided by three times the average of the average daily closing bid and asked prices of one share of the Company's Series A Common Stock, par value $.01 per share ("Series A Common Stock"), for a period of twenty consecutive trading days ending on the third trading day prior to the closing of the Merger, as quoted on the Nasdaq SmallCap Market. Cash was paid in lieu of fractional shares of Series A Convertible Preferred Stock. As a result of the Merger, the Box became a wholly owned subsidiary of the Company and the Filing Persons became the beneficial owners of Series A Convertible Preferred Stock of the Company.

The foregoing summary of the Merger is qualified in its entirety by reference to the complete terms, provisions and conditions thereof set forth in the Prospectus of the Company and the Proxy Statement of the Box filed on November 12, 1997 (the "Prospectus/Proxy Statement"), by such parties as part of a Registration Statement on Form S-4 (No. 333-39943). The Registration Statement and Prospectus/Proxy Statement are incorporated herein by reference and are so filed herewith as Exhibit 99.0.2 to this Statement.

ITEM 4.  PURPOSE OF THE TRANSACTION

The foregoing acquisitions of the Common Stock of the Company were made for investment purposes. None of the Filing Persons has any present plans or intention which would result in or relate to any of the transactions described in subparagraphs (a) through (j) of Item 4 of Schedule 13D.

Each of the Filing Persons, however, expects to evaluate on an ongoing basis the Company's financial condition, business, operations and prospects, the market price of the Series A Convertible Preferred Stock and Series A Common Stock, conditions in the securities markets generally, general economic and industry conditions and other factors. The Filing Persons may purchase additional shares of Series A Convertible Preferred Stock or Series A Common Stock or may sell such shares from time to time in public or private transactions (subject to any applicable limitations imposed on the sale of any of their shares by the Securities Act of 1933, as amended).

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER

(a) Each of CEA II and CEA Investors beneficially owns 315,484 shares of Series A Convertible Preferred Stock. Michaels beneficially owns 321,379 shares of Series A Convertible Preferred Stock. Based on information set forth in the Prospectus/Proxy Statement, 14,896,648 shares of Series A Common Stock, 62,500,000 shares of Series B Common Stock and 1,742,483 shares of Series A Convertible Preferred Stock were outstanding upon consummation of the Merger effective December 16, 1997. Based on the foregoing, (i) each of CEA II and CEA Investors beneficially own 18.1% of the Series A Convertible Preferred Stock, and (ii) Michaels beneficially owns 18.4% of the Series A Convertible Preferred Stock.

The Series A Convertible Preferred Stock is initially convertible at the option of the holder into three shares of Series A Common Stock, subject to certain adjustments and rights. Each share of Series A Convertible Preferred Stock will be entitled to vote on all matters submitted to a vote of the holders of the Series A Common Stock and to the number of votes equal to the number of shares of Series A Common Stock into which such share is convertible as of the record date for the matter to be voted upon. Each share of Series A Common Stock entitles the holder to one vote and each share of Series B Common Stock, $.01 par value ("Series B Common Stock") entitles the holder to ten votes on each matter voted upon by the Company's stockholders. The Series B Common Stock is convertible at any time at the option of the holder into Series A Common Stock on a one-for-one basis.

Assuming conversion of all shares of Series A Convertible Preferred Stock beneficially owned by the Filing Persons into Series A Common Stock on a one-for-three basis, (i) each of CEA II and CEA Investors would beneficially own 5.9% of the Series A Common Stock, calculated in accordance with Rule 13d-3(d)(1), and (ii) Michaels would beneficially own 6.0% of the Series A Common Stock, calculated in accordance with Rule 13d-3(d)(1). However, the voting equity securities of the Company beneficially owned by each of the Filing Persons is approximately (i) 1.2% of the voting power of the Company's outstanding equity securities, assuming conversion of all of the Series B Common Stock to Series A Common Stock on a one-for-one basis, or (ii) 0% of the voting power of the Company's outstanding equity securities, assuming none of the Series B Common Stock is converted to Series A Common Stock.

None of the Filing Persons beneficially owns any shares of Series A Convertible Preferred Stock as of December 16, 1997 other than as set forth herein.

(b) Each of CEA II and CEA Investors has sole power to vote or direct the vote of 315,484 shares of Series A Convertible Preferred Stock, shared power to vote or direct the vote of no shares of Series A Convertible Preferred Stock, sole power to dispose or direct the disposition of 315,484 shares of Series A Convertible Preferred Stock, and shared power to dispose or direct the disposition of no shares of Series A Convertible Preferred Stock. Michaels has sole power to vote or direct the vote of 320,496 shares of Series A Convertible Preferred Stock, shared power to vote or direct the vote of 883 shares of Series A Convertible Preferred Stock, sole power to dispose or direct the disposition of 320,496 shares of Series A Convertible Preferred Stock, and shared power to dispose or direct the disposition of 883 shares of Series A Convertible Preferred Stock. Michaels shares voting and dispositive power with the Kimberly Lynn Michaels Trust with respect to 883 shares.

Michaels disclaims beneficial ownership of any shares of Series A Convertible Preferred Stock held by CEA II, CEA Investors or The Kimberly Lynn Michaels Trust, except to the extent of his pecuniary interest therein. The filing of this statement on Schedule 13D shall not be construed as an admission that any of such Filing Persons is, for the purposes of Section 13(d) or 13(g) of the Securities Exchange Act of 1934, as amended, the beneficial owner of such securities.

Burns may be deemed to be the beneficial owner of 316,184 shares of Series A Convertible Preferred Stock, with sole power to vote or direct the vote of 700 shares of Series A Convertible Preferred Stock, shared power to vote or direct the vote of 315,484 shares of Series A Convertible Preferred Stock, sole power to dispose or direct the disposition of 700 shares of Series A Convertible Preferred Stock, and shared power to dispose or direct the disposition of 315,484 shares of Series A Convertible Preferred Stock. Burns may be deemed to share voting and dispositive power with respect to 315,484 shares with CEA II and CEA Investors, by reason of his position as Executive Vice President of CEA Investors. Burns disclaims beneficial ownership of any shares of Series A Convertible Preferred Stock held by CEA II or CEA Investors.

(c) Except as set forth in Item 2 with respect to the Merger, no transactions in the Series A Convertible Preferred Stock were effected by the Filing Persons or Burns during the past sixty days.

(d) No other person is known by any Filing Person or Burns to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, any shares of Series A Convertible Preferred Stock beneficially owned by any Filing Person or Burns.

(e)         Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

Pursuant to the terms of the Merger Agreement, each outstanding share of the Box common stock, including the Box common stock beneficially owned by the Filing Persons, was converted into the right to receive shares of Series A Convertible Preferred stock on the terms set forth in the Merger Agreement and cash in lieu of fractional shares of Series A Convertible Preferred Stock. The description of the Merger and the securities received in connection therewith contained herein is qualified in its entirety by reference to the text of the Merger Agreement. The Merger Agreement is incorporated herein by reference and is attached to this Statement as Exhibit 99.0.3.

Except as described herein, none of the Filing Persons is a party to any contract, arrangement, understanding or relationship with respect to any securities of the Company.

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS


Exhibit 99.0.1 Joint Filing Agreement by and among CEA Investors Partnership II, Ltd., CEA Investors, Inc. and J. Patrick Michaels, Jr., dated December 26, 1997.

Exhibit 99.0.2 Registration Statement on Form S-4, filed by TCI Music, Inc. and The Box Worldwide, Inc. on November 12, 1997, under Commission File No. 333-39943, which is hereby incorporated by this reference.

Exhibit 99.0.3 Agreement and Plan of Merger, dated as of August 12, 1997, among TCI Music, TCI Music Acquisition Sub, Inc. and The Box Worldwide, Inc., filed November 12, 1997 as Appendix I to the Prospectus/Proxy Statement contained in said Registration Statement, under Commission File No. 333-39943, which is hereby incorporated by this reference.

                                    SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



Date: December 26, 1997              CEA INVESTORS PARTNERSHIP II, LTD.

                                     By: CEA Investors, Inc. its general partner

                                     By: /S/ DAVID BURNS
                                         ------------------------------------
                                         David Burns
                                         Title:  Executive Vice President


Date: December 26, 1997              CEA INVESTORS, INC.

                                     By: /S/ DAVID BURNS
                                         ------------------------------------
                                         David Burns
                                         Title:  Executive Vice President


Date: December 26, 1997                  /S/ J. PATRICK MICHAELS, JR.
                                         -----------------------------------
                                         J. Patrick Michaels, Jr.